Filed by IHS Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: IHS Inc.

(Commission File No. 001-32511)

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EDITED TRANSCRIPT

IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

EVENT DATE/TIME: MARCH 21, 2016 / 12:00PM GMT

OVERVIEW:

IHS reported 1Q16 revenues of $548m and adjusted diluted EPS of $1.40. Expects 2016 revenues to be $2.30-2.38b and adjusted EPS to be $6.00-6.30. Co. also announced that it is merging with Markit to create a global, highly scaled leader in information, analytics and solutions.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

CORPORATE PARTICIPANTS

Eric Boyer IHS Inc. - VP, IR

Jerre Stead IHS Inc. - President & CEO

Todd Hyatt IHS Inc. - EVP & CFO

Lance Uggla Markit Ltd. - CEO

Jeff Gooch Markit Ltd. - CFO

CONFERENCE CALL PARTICIPANTS

Gary Bisbee RBC Capital Markets - Analyst

Bill Warmington Wells Fargo Securities - Analyst

Paul Ginocchio Deutsche Bank - Analyst

Peter Appert Piper Jaffray & Co. - Analyst

Andrew Steinerman JPMorgan - Analyst

Sara Gubins BofA Merrill Lynch - Analyst

Andrew Jeffrey SunTrust Robinson Humphrey - Analyst

Manav Patnaik Barclays Capital - Analyst

Shlomo Rosenbaum Stifel Nicolaus - Analyst

Joseph Foresi Janney Montgomery Scott - Analyst

Anj Singh Credit Suisse - Analyst

Jeff Silber BMO Capital Markets - Analyst

Ashwin Shirvaikar Citi - Analyst

Vincent Hung Autonomous Research LLP - Analyst

Toni Kaplan Morgan Stanley - Analyst

Jeff Meuler Robert W. Baird - Analyst

Andre Benjamin Goldman Sachs - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the analyst call to discuss IHS Q1 earnings and proposed merger with Markit.

(Operator Instructions)

As a reminder, this conference is being recorded. I would now like to turn the call over to Mr. Eric Boyer, Vice President of Investor Relations. Sir, you may begin.

Eric Boyer - IHS Inc. - VP, IR

Good morning and thank you for joining us for the discussion of the IHS first-quarter earnings and the proposed merger between IHS and Markit. We issued two press releases earlier this morning. First, we issued our Q1 earnings release and second, we issued a release announcing our intent to conduct a merger of equals transaction with Markit.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

In addition, we posted to our website a presentation with supplemental information on the proposed merger. If you do not have a copy of the releases and the supplemental materials they are available on our website at IHS.com. The supplemental materials are also posted on the Markit website.

Some of our comments and discussions on the quarter are based on non-GAAP measures. Our non-GAAP or adjusted numbers exclude stock-based compensation, amortization of acquired intangibles and other items. Our earnings release includes both our GAAP-based income statement and statement of cash flows and reconciliations to the non-GAAP measures discussed during this call.

These reconciliation schedules are included in our release and can also be found on the website. The non-GAAP results are a supplement to the GAAP financial statement. IHS believes this non-GAAP presentation and the exclusion of these items is useful in order to focus on what we deem to be a model reliable indicator of ongoing operating performance.

As a reminder this conference call is being recorded and webcast and is the copyrighted property of IHS and Markit. Any rebroadcast of this information in whole or in part without the prior written consent of IHS and Markit is prohibited.

Please keep in mind that this conference call, especially the discussion of our outlook, may contain statements about expected future events that are forward-looking and subject to risk and uncertainties. Factors that could cause actual results to differ and vary materially from expectations can be found in IHS’ filings with the SEC and on the IHS website.

After our prepared remarks Jerre Stead, IHS Chairman and CEO; Lance Uggla, Markit’s Chairman and CEO; Todd Hyatt, IHS EVP and Chief Financial Officer; and Jeff Gooch, Markit’s Chief Financial Officer will be available to take your questions. With that it is my pleasure to turn the call over to Jerre Stead. Jerre?

Jerre Stead - IHS Inc. - President & CEO

Thank you, Eric. Good morning and thank you for joining us as we share our first-quarter results and the announcement of our intent to merge with Markit, a leading global provider of financial information services. This combination is transformational for both of our companies and will create an unparalleled global provider of information and analytics which will provide significant value for our shareholders, our customers and our colleagues.

Today we will go over IHS’ Q1 2016 financial results, then Lance and I will go into the details of the proposed merger. After our prepared remarks we will take questions.

Now for Q1 results were in line with our expectations. The high level financial results in the period include revenue of $548 million, up 7% from Q1 of 2015; adjusted EBITDA margins of 32.7%, representing expansion of 170 basis points year over year and benefiting from operating model efficiencies and continued realization of synergies. Adjusted EPS was $1.40, up 10% over the prior year.

In terms of our core industry verticals, transportation which includes our automotive, maritime and trade and aerospace and defense teams continued to produce very strong organic growth of 10% for the quarter. Resources which includes our energy and chemical teams continues to experience decline in subscription growth due to headwinds within the energy market. However, our chemicals team continued to perform very well.

Our overall reported resources organic revenue benefited from strong nonsubscription based growth due to the timing of CERAWeek in Q1 versus Q2 in the prior year. CMS total organic revenue growth of 4% continued to experience steady performance.

Turning to M&A, in the beginning of February we closed the acquisition of OPIS, Oil Price Information Services, which we detailed on our Q4 call. With that I will turn over the details to Todd.

Todd Hyatt - IHS Inc. - EVP & CFO

Thank you, Jerre. Let’s start by reviewing the financial results for the first quarter.

Revenue was $548 million, an increase of 7%. Adjusted EBITDA was $180 million, an increase of 13% and margin expansion of 170 basis points. And adjusted EPS was $1.40, an increase of 10%.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Relative to revenue, we continue to see trends similar to those discussed on the Q4 call. Total revenue growth was 7% and included 3% organic revenue growth, acquisitions of 5% and an FX drag of 2%. Subscription organic growth was 1% and nonsubscription organic revenue growth was 14%.

Revenue growth benefited by approximately $14 million of revenue from CERAWeek in Q1 this year versus Q2 in the prior year. Normalizing for the timing impact of CERAWeek our nonsubs organic revenue growth was negative 3% and our total organic revenue growth was 1%.

Looking at segment performance, transportation growth was 14% which included 10% organic, 5% acquisitive and negative 1% FX impact. Organic revenue growth was comprised of 10% subscription growth and 9% nonsubscription growth. We continue to see very strong growth in our automotive businesses and stable growth in the other transportation businesses.

Resources growth was negative 1% which included negative 2% organic, 3% acquisitive and negative 2% FX. Organic revenue growth was comprised of negative 7% subscription and nonsubscription growth of 28%. Normalizing for the timing impact of CERAWeek resources nonsubs organic revenue growth was negative 23% and total resources organic revenue growth was negative 9%.

Resources organic subscription revenue growth was negatively impacted from the earnout of negative year-over-year subscription bookings we experienced throughout 2015 as well as the Q1 negative sub-based activity. In Q1 on a constant currency basis, our resources organic subscription base, which represents the annualized value of subscription contracts, declined approximately $20 million or about 3%, in line with our commentary on our Q4 earnings call.

In the first quarter, approximately a third of the resources subscription base was available for renewal. As we have previously stated, Q4 and Q1 renewals combined represent approximately 60% of our total annual renewal. The Q1 subscription base decline was primarily from major independents reducing geographic or product coverage, the long tail of America’s smaller independents experiencing a higher than normal cancellation rate and customers deferring to renew software maintenance.

Consistent with the guidance we provided on our Q4 call, we expect continued pressure on our resources organic sub space through Q2 as we continue to complete the cycle of full-year renewals in the challenged energy environment. We expect the energy subbase to begin to stabilize in the second half of the year. CMS growth was 10% which included 4% organic, 8% acquisitive and negative 2% FX.

Turning now to profits and margins, Q1 adjusted EBITDA totaled $180 million, up 13% versus a year ago. Our adjusted EBITDA margin was 32.7% and represented margin expansion of 170 basis points. We had strong margin improvement in Q1 as we entered the year at a lower cost base due to the transition to our business line operating model and simplification and reduction of our centralized marketing, sales support and shared services cost structure.

Regarding segment profitability, transportation’s adjusted EBITDA was $73 million with a margin of 36.7%, up 130 basis points versus last year due primarily to margin benefit from high revenue growth. Resources adjusted EBITDA was $87 million with a margin of 40.4%, up 120 basis points versus last year. And CMS adjusted EBITDA was $28 million with a margin of 20.7%, up 450 basis points versus last year due to the acquisition of RootMetrics and improved operational performance.

Turning to adjusted EPS, Q1 increase to $1.40 per diluted share, a $0.13 or 10% improvement over the prior year. Our effective GAAP tax rate was 20% and our adjusted tax rate was 28%.

Q1 free cash flow was $127 million and represented a conversion rate of 71%. Our trailing 12-month free cash flow was $468 million and represented a conversion rate of 65%. As previously discussed, we are expecting free cash flow conversion in the mid-60s for the full year.

Turning to the balance sheet, our quarter-end debt balance was $3 billion which represented a gross leverage ratio of approximately 3.7 times and we closed the quarter with $60 million of cash. In Q1 we repurchased a total of $104 million of shares which brings total repurchases of $215 million against our $500 million share repurchase authorization. We have suspended our open market share repurchase as we delever from our two recent acquisitions.

Turning to discontinued operations, we remain on track to close the sale of OE&RM and global spec businesses during Q2 of this year. We are reiterating our guidance which is on an all-in basis and assumes no further acquisitions, currency movements, pension mark-to-market adjustments or unanticipated events. For 2016 we expect revenue in the range of $2.3 billion to $2.38 billion including 2% to 3% subscription organic growth, neutral nonsubscription organic growth and total organic growth of 0% to 3%, adjusted EBITDA in a range of $770 million to $800 million and adjusted EPS in a range of $6 to $6.30.

Now let me pass the call back over to Jerre.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Jerre Stead - IHS Inc. - President & CEO

Thanks, Todd. I was very pleased with our Q1 performance given the energy industry challenges and continue to feel good about our leading assets and market position.

CERAWeek strengthened my conviction that the energy industry will be back. The world’s demand for oil by 2019-2020 and beyond will outstrip current production capacity. IHS will continue to provide the information and insight our customers need to make strategic and operational decisions from the boardroom to the retail pump to meet the world’s energy demand.

Our non-energy businesses are performing very well due to our operational improvements and new product launches. We’re especially pleased with our strong auto business performance which we believe will continue to produce strong results through market cycles given or focus on both the new and used auto market. And we continue to drive margin expansion as we’ve committed through our new business lines, operating structure and through operating efficiencies as well as generating strong free cash flow.

Now I’d like to turn to today’s a very exciting announcement and welcome to the call my new partner, Markit CEO Lance Uggla. Markit is a leading provider of information processing and solutions to the financial markets.

Over the weekend both boards of directors unanimously approved the merger of equals. This transaction creates an information powerhouse with unrivaled information analytics and talent. We will have leading positions in the energy, financial services and transportation industry among others.

We have deep senior and non-overlapping customer relationships across corporate, government, consumer and financial services. The rationale for this deal is very clear. By combining companies we’re creating a global, highly scaled leader in information analytics and solutions.

This transaction offers immediate financial and strategic benefits while in turn creating new significant long-term opportunities for next-generation products. Both companies have a strong cultural fit by being values-based, innovative and focused on customer satisfaction and colleague success. The size and scale of the combined Company provides a broad opportunity to create value for shareholders through cost synergies in the near term and also the potential for revenue synergies over the longer term.

Importantly the combined management team brings a proven track record of successful M&A integration. Bringing these companies together will result in a business that delivers almost 85% recurring revenue, significant operating leverage with increasing margins and profitability and substantial free cash flow. The financial profile will allow the new Company to support robust capital return and to continue disciplined M&A.

We expect to return $1 billion of capital through share repurchases in the years 2017 and 2018, buying back almost 20% of our outstanding shares. And we expect the combination to have adjusted earnings growth of at least 20% in 2017. We also expect the transaction to be immediately accretive and have mid-teens accretion in 2018.

Let’s discuss the details of this transaction. The merged Company will be named IHS Markit. We’ll have a market capitalization of approximately $13 billion.

Upon closing, which we expect to occur in the second half of 2016 subject to shareholder and regulatory approvals, IHS shareholders will receive a fixed exchange ratio of 3.5566 in IHS Markit for each IHS share. This will be a fully taxed transaction to IHS US shareholders which will allow the ability to offset capital gains against — capital losses against capital gains which will allow the ability to offset capital losses against capital gains.

In terms of leadership, upon closing I will assume the role of Chairman and CEO until December 31, 2017. During this time Lance will be our President and a member of our Board. Upon my retirement at the end of 2017, Lance will succeed me as Chairman and CEO.

IHS will contribute six of its existing members to the IHS Markit Board and Markit will contribute five of its existing members for a total Board of 11 members. The Company will be headquartered in London with certain key operations in Colorado. We will target a high noninvestment grade credit rating which will provide us the appropriate capital structure to pursue disciplined acquisitions and to provide a regular return of capital through share repurchases.

I want to touch briefly on why I think this is the right time for IHS to be undertaking this exciting new partnership. IHS has produced strong growth in shareholder returns over its 10-year public Company history and has transformed the business from an engineering and energy information business into a leading global provider of information analytics and insight to capital-intensive industries. IHS has scaled businesses within energy and automotive and leading positions in several other end markets.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

The new business line structure has allowed us to drive business simplification and efficiency. We’re seeing the early benefits as evidenced by our strong margin performance just announced a few minutes ago.

We have many valuable information assets and the merger will provide IHS Markit the opportunity to combine this information with technology to create something of tremendous value to customers which does not currently exist. I feel very confident that the pieces that are now in place for IHS to undertake the type of transformational and exciting merger that we have announced today with Markit.

With that I’d like to turn it over to Lance who will provide more details on our vision for the combined Company.

Lance Uggla - Markit Ltd. - CEO

Thanks, Jerre. And we’re both really excited to be here with you today and Jerre as my new partner I’m personally very excited.

Before I discuss the strategic and financial rationale for this transaction and want to take a moment to explain to why this deal makes sense for Markit and our customers right now. Since I founded the Company 13 years ago our growth has been driven by delivering transparency and helping our customers manage regulatory change and reduce cost. These trends are not going away and in fact are still strong today.

Our customers’ demands for unique information continues to grow. By joining forces with IHS we will substantively expand our unique content set and distribute them across our combined increased customer bases.

Let’s take a look at the strategic and financial rationale of the transaction. First, IHS Markit will be a global leader in information services, delivering mission-critical, unique solutions to our broad customer base in order to improve decision-making. We’ll combine our data sets and complementary products and use technology to tailor delivery to the needs of our individual customers, allowing easier and more flexible access to information. This will allow us to develop next-generation products and services to meet our customers’ needs, improving our competitive positioning.

Second, HS Markit will have a broad base of over 50,000 customers including over 75% of the Fortune Global 500. These are long tenured relationships with the senior leaders of a wide range of companies and governments. Both our companies pride themselves on working closely with customers to develop products and these relationships together with our combined deep expertise will help power innovation.

Thirdly, we see meaningful and achievable cost and revenue synergies that will accrue from this combination. First from a cost perspective, by rationalizing some of our overlapping functions and increasing our use of centers of excellence and cost competitive locations we will be able to achieve run rate savings of $125 million by the end of 2019, $35 million of that by the end of 2017 and $95 million by the end of 2018.

But it’s not just about cost. The revenue synergies that we are announcing we see $100 million of revenue opportunities as we leverage IHS information data sets and research with Markit’s customers and in turn sell Markit’s information, managed services and software offerings, across IHS’ impressive and large customer base.

Let’s talk about the importance of combining networks. Both financial institutions and their corporate customers need to work together to solve mutual problems.

Let me give you just a couple of great examples. We’ve built two products targeting regulatory requirements: one know your customer, which we call KYC, and know your third-party known as KY3P. By including the broad IHS customer base within these networks, we’ll increase the value of the network for all our customers.

Over the longer term we’ll also develop new products together that combine our data and analytics capabilities. The combined Company will be able to deliver predictive analytics, benchmark indices and asset valuations across industries position ourselves uniquely against our competitors. This merger is going to provide many opportunities.

And finally, IHS Markit will drive significant shareholder returns. As Jerre covered, IHS Markit will generate substantial free cash flow which will support a capital allocation framework aimed at driving shareholder value. Our primary initial focus will be a smooth integration and the realization of the synergies I just described.

But with over $900 million of expected free cash flow generated by the combined Company, we’ll have tremendous flexibility to return significant capital to investors whilst maintaining leverage of two to three times. As Jerre said and I’ll repeat we plan to execute share repurchases of $1 billion in each of 2017 and 2018, nearly 20% of the outstanding capital base.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Now before handing back to Jerre I want to say how excited we are about the deep experience of our team. We both have a strong record of growing businesses organically as well as delivering successful M&A integration. Both companies have similar values-based cultures.

The two companies have acquired and integrated many times in the past decade and it’s built into our DNA of both of our business models. We know how to achieve both the cost and revenue synergies that we’ve discussed.

And our combined teams have clear alignment on our immediate goals and on developing the plans for a smooth integration. Together we will create an environment that will allow our people to grow, providing greater opportunities for learning and for developing their careers.

People often ask me what is unique about Markit and what makes us different. I think it’s combining people with expertise in underlying markets with the technology required to develop and deliver our products. This combination with IHS gives us that same expertise and closeness to markets across multiple industry sectors.

Overall the merger of IHS and Markit is a transformational combination that will create a global information and services leader with scaled businesses in multiple markets and we’re excited about bringing together our respective strengths. Back to you, Jerre.

Jerre Stead - IHS Inc. - President & CEO

Thanks, Lance. A great summary. So before we take your questions, and I will remind you that this is a 90-minute call today so there will be time for questions, I will also remind you that you should ask one question and it would be very pleasing if you didn’t do the ABC today.

So let’s recap on why this merger makes immediate strategic sense and also discuss the long-term financial objectives of our Company, IHS Markit. The combination will forge an information powerhouse that delivers mission-critical unique data to a broad customer set. The transaction is financially attractive with immediate and medium-term earnings enhancement through synergies and combines two companies with proven track records of delivering consistent organic and acquisitive growth.

We see increased opportunities as Lance just mentioned for our colleagues to grow and develop their careers. Over the long term we expect the combination of these two companies to deliver the following: mid-single-digit organic revenue growth with significant opportunity to accelerate, adjusted EBITDA margin in the low to mid 40s range and double-digit adjusted EPS growth and as I said earlier 20%-plus.

Overall the enhanced growth potential for the combined Company will lead to significant long-term shareholder value creation. Today’s announcement marks day one of the race to complete all of the necessary steps for these two great companies to merge together. In all my years of business experience, including leading seven public companies and serving on 35 public company boards, I have never seen a transaction with as much value creation potential as with this merger.

I can’t wait to get started and Lance and I will have a great time creating a better Company than ever before. With that I’m ready to take the questions. Operator, we’re ready to go.

QUESTION AND ANSWER

Operator

(Operator Instructions) Gary Bisbee, RBC Capital Markets.

Gary Bisbee - RBC Capital Markets - Analyst

Hey, good morning. You know so the cost synergies I think we all understand, but I think a lot of people are scratching their heads here just trying to understand what would the fundamental synergies be?

You referenced some revenue synergies but can we just get some more color or examples on why one of the businesses helps the other together from a fundamental perspective outside of cost actions that the deal really make sense? Thanks.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Jerre Stead - IHS Inc. - President & CEO

No that’s fine, Gary. Thank you. I will start and have Lance pick up.

By far bigger potential for us is the ability to sell and Lance will give you a couple of examples in just a minute, Gary, of the ability to sell the products that Markit has into our customer base and to do the reverse with our products into Markit’s customer base. Keep in mind what we said. We’ll now be doing business, significant business, at the C level for over 75% of the Global Fortune 500.

I doubt if you will talk or hear from a company that can do that. That gives us an opportunity to sell products that exist today to get the short-term and medium-term benefits from an organic base of revenue increase. More exciting even, though, is the technology opportunities we have to add new products going forward.

Lance, give him a couple of examples.

Lance Uggla - Markit Ltd. - CEO

Okay. I think that’s a great question, Gary. When I was talking to my team of course Jerre and I have kept this under wraps since before Christmas.

And so of course when I was talking to my team what do you think they’d say? They’d go how is this going to impact us?

So I said, wow, if I worked in the Markit index team and all of a sudden I had all this data coming from energy, transportation, chemicals, defense, automotive, economic and country measures that are unparalleled in the marketplace, I look at that and I go that’s $10 billion, $20 billion, $30 billion, $40 billion, $50 billion of assets under management that need to be benchmarked against new indices and new overlays. That’s long-term growth and short-term low-hanging fruit.

If I sat in my private equity valuations team when energy, money from the energy private equity market is lining up to flow into the energy sector I’d be sitting thinking I’m in the best seat in the house getting to work with all this new analytics and research from the energy market to help invest in private debt and private equity. If I sat in our KYC team and I have 3,500 financials that I was trying to get on our KYC platform, and I woke up and had 50,000 of Jerre’s corporates and we could walk into the C suite of the 75% of the Global 500 I would think I had the best job in the world and I could give you 20 more examples like that.

So this is about revenue, it’s about growth, it’s about opportunity. And the financial lens is damn good. It’s one that we’re excited about.

I’m sure Todd and Jeff will go through the numbers. But for Jerre and I it’s all about building a future for our Company, our customers and our employees. And there is nothing to be shy about on that side.

Jerre Stead - IHS Inc. - President & CEO

The biggest thing and then we will go on to the next question that we when we met for two days off site a couple of weeks ago with our top development people and our top operational executives, the biggest opportunity for us is to take the top four or five out of 30 or 40 opportunities to make things happen. So that’s really the driver here and it’s one that’s going to change the world for all of our customers.

Thanks Gary. Next question.

Operator

Bill Warmington, Wells Fargo.

Bill Warmington - Wells Fargo Securities - Analyst

Good morning everyone. I just want to say congratulations on the merger.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

My question is to ask about how Markit defines subscription revenue. I saw the recurring fixed and recurring variables, I’m trying to understand the distinction between that and the way that IHS has traditionally described subscription revenue.

Jerre Stead - IHS Inc. - President & CEO

That’s great, Bill. Jeff who is the CFO for Markit will respond to that.

That’s one of the many things we talked about early. Jeff?

Jeff Gooch - Markit Ltd. - CFO

Yes, thanks, Jerre. You’re right that there will be slight definitional differences between the two firms which we’ll work out but in terms of our number is very simple. 95% of my revenues come from long-term relationships with our customers.

To aid transparency we break that down as you say into two groups. Fixed recurring revenue I think is — some call it subscription revenue, it’s a fixed amount of money paid on an annual or quarterly basis for typically two or three years.

Variable recurring revenue is where we have a long-term relationship with a customer but the exact amount of money they are going to pay varies with some other factor. So it could be that someone is more interested in ETF using one of the Markit iBoxx indices. We get paid based on AUM, that goes up and down.

It could be we were handling the interest swap business for JPMorgan, the number of trades they do in each given month goes up and down. It could be we’re handling the valuations for a big fund manager, the exact number of positions they have goes up and down.

So for that variable business is a long-term relationship. It’s very sticky. The exact quantum does move up and down with other factors.

Jerre Stead - IHS Inc. - President & CEO

Thanks Bill. Great question, and as we said you put the two of us together and it’s almost 85% of our total revenue for all practical purposes, as Jeff described very sticky. So it’s a great step forward.

Operator

Paul Ginocchio, Deutsche Bank.

Paul Ginocchio - Deutsche Bank - Analyst

Thanks. It seems like going forward there’s going to be a lot more focus on product innovation or new products than acquisitions. Is that the right message for the next couple of years?

Jerre Stead - IHS Inc. - President & CEO

Great question, Paul. I will start and have Lance pick it up.

That was one of the things when Lance and I actually had breakfast in December that we spent a lot of time talking about because it provides a new scale level for us of really outstanding developers on a worldwide basis. And the answer is yes. Lance pick up with that because it’s so critical for us.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Lance Uggla - Markit Ltd. - CEO

I think when I met Jerre and we started to describe our companies, and we really did spend a month over December talking every day, talking about our cultures, our employees, our customers and really getting to know each other’s business. And at the center and heart of each business are these unique content sets.

And when I look at the world we’re in today it is all of our customers, both IHS and Markit’s, which are completely are demanding more content available to them in every way possible: from a cloud, from a feed, from an FTC feed, from a website. And so for us, innovation will come by delivering on the customers the existing products that we’re growing with them today, developing new products, which means combining the expertises of the two companies. But finally using a little bit of that $1 billion of approximate free cash flow to reinvest in technology transformation over the next few years, to have a platform that can deliver our content at unique, highly demanded content when, how, where our customers want it in the right format. So we see innovation coming both ways: product design and delivery.

Jerre Stead - IHS Inc. - President & CEO

And just to pick up on that point, Lance, we have a headline number here of $1 billion buyback in 2017 and $1 billion buyback in 2018. So obviously the shareholder return value here is significant but it’s not all about shareholder returns from a capital structure perspective. This is a business that will continue to have capital structure flexibility.

And as we get to close, we’ll actually have a leverage level below the three times that the combined companies are at right now. So even as we’re buying back $2 billion of shares over the next couple of years, we still retain capital structure flexibility to invest in the business and make strategic acquisitions. So very important point.

Lance Uggla - Markit Ltd. - CEO

Right. And that’s one thing, Jerre, and I spoke about with Todd and Jeff as we were putting this together, we’ve got a lot of focus on integration so you’ll see us quiet on the acquisition front. We’ll use our cash flow as Todd has described and we see that combination will provide all the right shareholder returns and situate us very well for the future.

Operator

Peter Appert, Piper Jaffray.

Peter Appert - Piper Jaffray & Co. - Analyst

Thanks. Good morning Jerre, you’re killing me with this one question thing.

Jerre Stead - IHS Inc. - President & CEO

If you’re really good, Peter, you’ll be on the top-of-the-line on the way back.

Peter Appert - Piper Jaffray & Co. - Analyst

Okay, thanks. I’m wondering if you could just get into the tax issues when combining the companies. Is there going to be any regulatory pushback in terms of perception of this as tax inversion strategy driven?

Jerre Stead - IHS Inc. - President & CEO

For sure not. I will have Todd pick up on that but great question, Peter, and thanks for asking it.

The answer is no. Todd gives a —

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Todd Hyatt - IHS Inc. - EVP & CFO

Peter, this is a merger of equals. I mean we’ve adopted a tax structure that we think is the most appropriate for the combined Company. Certainly applies with all of the applicable tax rules and we don’t see this transaction as being implicated by the US anti-inversion rules.

Operator

Andrew Steinerman, JPMorgan.

Andrew Steinerman - JPMorgan - Analyst

Hi, gentlemen. I wanted to ask about the mid-teens accretion for EPS in 2018. How much revenue synergies are assumed in that number and what’s the share count assumption?

Jerre Stead - IHS Inc. - President & CEO

Okay, Andrew. Todd will start. Jeff will pick up and if we don’t answer it Lance and I are pretty good technically.

Todd Hyatt - IHS Inc. - EVP & CFO

Well, I will give you a construct. How about that? So what we’ve said, Andrew, is just to make things simple we’ve said at least a 20% adjusted EPS growth in 2017.

And you can take the market consensus number and assume that growing north of 20% on that basis for IHS you can take midpoint of our guidance, convert it into a market EPS number at the exchange rate and you can assume that we’ll be growing north of 20% on that basis. So we’ve laid it out pretty clearly to make it so that you’d have clear line of sight.

From a share count perspective, once again you can take IHS shares, multiply by the 3.5566. You can take the Markit share, add that to the Markit share count.

Certainly I need to take account of Markit options. And I think Markit provides a schedule that very clearly lays out options and strike price so you can do the treasury method on that.

And then you can layer on our buyback assumption. As far as stock-based comp IHS has talked about moving the stock-based comp as a percent of total shares outstanding. You know this year we moved it down to 1.25%, we talked about a target of moving that to 1% and we would expect that to continue with the combined Company.

So I think those give you all the pieces, Andrew, to walk through. Jerre, anything you want to add to that?

Jerre Stead - IHS Inc. - President & CEO

I do want to emphasize what Todd said at the end. We spend a lot of time talking about it and our two companies, Lance and I, agree that we will target 1% in the future going forward which is going to work out great for everybody. So thank you Andrew.

Operator

Sara Gubins, Bank of America.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Sara Gubins - BofA Merrill Lynch - Analyst

Hi, thanks, good morning. Could you talk about how you plan to fund the $1 billion of share repurchase? Would you plan to take on more debt to do that given that it looks like free cash flow would be about you were saying you were getting to a target of about $900 million a year.

Jerre Stead - IHS Inc. - President & CEO

Well yes.

Lance Uggla - Markit Ltd. - CEO

In year one.

Todd Hyatt - IHS Inc. - EVP & CFO

As of today on a bank basis, the leverage ratio is three times for the combined Company. We will see some delevering occur between the signing and the closing of the transaction.

We also create capacity with EBITDA growth and this business will grow EBITDA. So as we grow EBITDA and we look at the type of EBITDA growth that we get to with the synergies that we’ve talked about we’ll see EBITDA then supporting additional capacity on an annual basis of some $300 million to $400 million. So you have the free cash flow.

You also have the capacity that’s created by the EBITDA growth. So with the $1 billion buyback this model will actually delever and we will continue to have capacity well below the three times gross leverage ratio. Jeff, anything —

Jeff Gooch - Markit Ltd. - CFO

Yes, I think you hit the main points there, Todd. But I think just the kind of reiterate some of the key things is we’re looking to run the Company on a two to three times gross leverage basis.

We can spike up for big deals if we need to and obviously the first couple of years we are going to focus on that buyback program. But as Todd said that will leave us in a fantastic position in two years time. We’ve been returning cash to shareholders but also we have a balance sheet that gives us a lot of flexibility around future M&A activity or more further buybacks beyond that point.

So I think we end up in the best of both worlds where our choice is still open. As you know, Sara, we’ve always been very focused at Markit on smart use of capital, making sure we get the right returns when we deploy our capital. And that’s not going to change.

Jerre Stead - IHS Inc. - President & CEO

Yes, this deal is a big step up for all of us.

Operator

Andrew Jeffrey, SunTrust.

Andrew Jeffrey - SunTrust Robinson Humphrey - Analyst

Hey, good morning. Thank you for taking the question. Jerre, I look at IHS’ business and think about the barriers and pricing power and competitive position and it’s pretty well distinguished I think.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

By contrast I wonder if you could talk a little bit about Markit. The Company operates in a pretty competitive environment, has some sizable, formidable competitors. I just wonder about the compare contrast and the competitive positioning and pricing power and barriers between the two companies.

Jerre Stead - IHS Inc. - President & CEO

Great question and I will have Lance pick on that. As we looked at all of that Lance started this Company in 2003.

Has done in our view an incredible job of meeting customer needs that were not being met by historical competitors and continues to. Lance?

Lance Uggla - Markit Ltd. - CEO

Yes, thanks, Jerre, and hi Andrew. So I guess the financial information services space it is interesting. It’s a big addressable market with large spending patterns that cross all financial market participants, insurance companies, hedge funds, asset managers, banks, the like.

So there’s a large addressable market and that extends into the corporate space. So the first word I think really important is how these customer bases extend into each other. So that’s a great opportunity set.

The place that Markit lies within the financial information and services space that gave us the ability to creep up I think on our competitors and take the $5.5 billion of market cap we have is that we focused on unique content, must have content for decision-making. That’s exactly what IHS does, must-have content leveraged into news and analytics and research to deliver to their customers tools to make business decisions.

Now those customers’ decisions are generally about strategy, approach to their business decisions or their approach to their forward strategies. In the financial market a lot of times content is used for making the decision on a trading decision, pricing risk, something a little bit more short-term valuing an asset, buying an asset or selling an asset. So slightly different but both rely on the same thing: unique content set.

So the one thing that we saw that Markit positioned really well is to have unique content with big moats that’s highly defensible and then leverage those into each of these services around there. So how has Markit grown and offended that? We took our strong OTC data set and we leveraged it into valuation.

We took our strong position in the fixed income credit space and we leveraged it into a leading index franchise. We took our trusted partnerships and relationships and we leveraged those into implementation of regulation and built out services like the know your customer or know your third-party. These get extended very naturally into each other’s customer sets and IHS’ data and information comes into the Markit customers very, very easily and I think the competitive landscape has just changed.

This is an information powerhouse together that is unparalleled. There really isn’t another of our size that has the reach and breadth of customers.

And I can tell you, Jerre, and I, we had to slow our management teams down in terms of the opportunities lining up on the page. So I think we’ve pivoted ourselves out of financial information and services as Markit and we’re now information and services to the financial energy, transportation sector. So that’s one pivot.

And I think for IHS what’s great is we’ve added a set of customers to leverage the content and take on the likes of those competitors that have been selling into the financial markets. And there is a new game in town when we’re together.

Jerre Stead - IHS Inc. - President & CEO

And it’s a great new game. Just one example is the people that have followed IHS, we talked about Vantage and how we’ve introduced it in the last year and a half. That’s a direct straight into financial community that we have a new opportunity to do like we never did before.

We could go on and on with those. Thanks Andrew.

Operator

Manav Patnaik, Barclays.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Manav Patnaik - Barclays Capital - Analyst

Yes, good morning, gentlemen. So I think I’ve known you guys for a while and I see the cultural fit and the cost synergy sounds fine.

I’m trying to understand more, so I think from IHS’s perspective, Jerre, you guys have always talked about you might get into new verticals. But it sounded like financial market data would be the last of them for you to get into. And Lance from Markit’s perspective I think you definitely alluded to the fact that you needed scale but there was plenty of market data assets out there to give you scale.

And I know you’ve gone through some of these down pulls. So maybe you can give us some background on when this thought came into your mind? I think you mentioned something about Christmas of last year, so was it just three months ago that you guys sat down and talked through this or maybe can you give us some context of how long you’ve had this vision in your mind?

Jerre Stead - IHS Inc. - President & CEO

Happy. Thank you, Manav. By the way to my knowledge I never remember saying I wasn’t going to invest our partner in the future in this part of the world. If you think about what we’ve been doing with the example I just gave you of Vantage pretty straightforward.

So let me just make a couple of comments. Lance and I first started talking with each other when Lance was still a private company preparing to go public and I was fascinated by what he was doing, so impressed with what he had found as an attack mechanism to a huge market growing quickly.

So stayed close, talked to him, actually talked to him when he was doing his IPO, stayed in close view of the great work he was doing. We met as we said in December for a breakfast and then both spent our two-week holidays on the phone about 80% of the time. So when we got done with holiday, we were pretty square on where we were going to go.

I’m very proud, just a quick comment, Lance and I are both very proud of what we did. You think about we set a stake in the ground in announcing on March 21 less than two months ago, had an incredible job done by our team and our advisors. and where we’re sitting today I think is the best, and I hesitate to use this word but I will for starters, the best cross-selling opportunity I’ve ever seen and that’s where we’ll start from.

Then Lance, pick up on Manav’s piece to you.

Lance Uggla - Markit Ltd. - CEO

Okay, thanks for all your enthusiasm and support for us. We know you know us and Jerre and I are I couldn’t ask for a better person to work with and learn from. So that’s part of what makes the transaction work is when two people come together and they want to be together.

I did not need to do this deal nor did Jerre. We’re doing it because we want to and we wanted to once we started to analyze this combination. Really as Jerre said we analyzed IHS content, unique content needed by our customers.

My customers are all, the asset managers, hedge funds and banks are all participating in automotive, energy, chemical and financial products. And they need information and content to make trading decisions, business decisions, investment decisions. And that’s the power of this first bit is the content and that cross-sell.

The second bit it’s taken me a decade to get 3,500 trusted relationships and finance and it’s taken IHS 60 years to have 50,000 corporate relationships. Together IHS Markit now has all of those relationships and when you start looking at the products that we have and thinking about that cross-sell I think you can see that the production of organic growth just became a lot easier.

So yes, you can say financials and energy doesn’t sound that interesting but we don’t even look at it as financial and energy. We look at it as world leading content needed by corporate, government, consumers, financial market participants with world leading customer set, the best customers in the world at C suite level between Jerre and I and our teams we know and employees together, when we brought our teams together, it was the excitement in the room for the opportunity in the future was substantive.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

So I feel like I woke up in the Aladdin’s cave and I know Jerre feels the same way. So we’ve got a lot to do and we’re going to do it.

We’re both executors, we’ve got great teams around us. And I don’t think we’re worried about a lot except getting out there, selling the story and getting back to work.

Operator

Shlomo Rosenbaum, Stifel.

Shlomo Rosenbaum - Stifel Nicolaus - Analyst

Good morning, thank you for taking my question. I wanted to focus, maybe this is for Todd, a little bit more on the free cash flow potential of the business.

You’ve got as IHS standalone you were at kind of targeting mid-60%s. If I look at you’re merging with a company with lower leverage and lower tax rate and actually a little bit surprised that the free cash flow conversion on Markit last year, I would’ve thought it was a little bit higher. But maybe you could just talk a little bit about the opportunity to improve the free cash flow conversion of the combined businesses given some of the backdrop that we just discussed?

Todd Hyatt - IHS Inc. - EVP & CFO

I think when we look at the combination certainly the free cash flow on an absolute basis will increase from the synergies that we’ve talked about in terms of revenue and expense. We will see some cash benefit in terms of I think a better cost structure from a borrowing perspective. I think this is going to be a better credit, a stronger credit and so we certainly believe that we can continue to maintain a good strong cost of capital position.

From a tax perspective we’ve seen adjusted tax rate of the combined companies of the low 20s to mid-20s, so I think we’ll see some benefit from there as well. So I think when you take it all together, we see an ability to actually elevate the cash conversion on a going forward basis. Jeff, anything you would add to that?

Jeff Gooch - Markit Ltd. - CFO

Yes, I can say from a market perspective, we’ve also been very focused over the last 12, 18 months at improving cash flow. You heard in our earnings release a few weeks ago that we improved free cash flow generation 17% last year, year on year. If you remember, we had a $45 million class-action settlement. So without that, we’d have had a very substantial increase in free cash generation.

So I know Todd is equally passionate about cash, as I am in my team. So together, I think we can do a great job in getting that free cash flow conversion number up a little bit to get to the —.

Jerre Stead - IHS Inc. - President & CEO

Great answers, guys. Thanks. Next question.

Operator

Andre Benjamin, Goldman Sachs.

Andre Benjamin - Goldman Sachs - Analyst

Thanks, good morning. I was wondering if you’d be able to share the numbers behind how much of your revenue overlaps with the same customers? Any insight into what industries those are primarily concentrated in and where you see the strongest near-term opportunities (technical difficulty) beyond that?

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Jerre Stead - IHS Inc. - President & CEO

That’s a great question. The answer is almost none. That’s what makes this so exciting. The ability to, as Lance has done such a great job of describing, to move products both ways sets us up as clean as can be. The other thing that’s so important like Lance said is it gives us C-level capacity of relationships with at least 75%, probably 80%, of the Global Fortune 500. It’s just as good as it gets.

Lance Uggla - Markit Ltd. - CEO

Yes, and maybe I can add to that. It was quite funny, I was in Geneva last week and I was at an energy company. Of course, Markit has some energy relationships, commodities trading firms that need some of our solutions. But a big piece of our growth, one of our top 10 products globally is enterprise data management.

And that’s a piece of technology that sells for between $200,000 to $1 million per year for an installation of software. And generally we’ve been selling it 140 of the world’s leading financial asset managers with trillions of assets across them use our technology to manage the data flow that comes into their firms and then to apply those to their accounting systems, risk systems, regulatory reporting, board reporting to create the Golden copy of data inside the firm.

So here I am inside a commodities company in Geneva, I’ve never been there before. Of course I’m heading in, I’m seeing a CTO and a CIO, and I was feeling like God, I don’t know a lot about this company at all. So I picked up the phone to Jerre, I told him where I was going and he said say hi to the CEO and he’s a personal friend of mine. And it just clicks over and over like that for us where our combined relationships are going to allow us to deliver solutions, deliver content, build relationships and drive long-term organic growth. That’s what this combination is about.

Our employees are excited, we’re excited, our customers will be excited and when you guys figure out the story you’re going to be excited as well. This is a good one. So let’s grab the next question.

Jerre Stead - IHS Inc. - President & CEO

Yes, this is as good as it gets. Next question please.

Operator

Joseph Foresi, Cantor Fitzgerald.

Joseph Foresi - Janney Montgomery Scott - Analyst

Hi, this is a question for Jerre. Jerre, I was wondering if you spoke with anyone else about strategic alternatives and how much if anything did the impact of recent oil prices and some of that’s impacting the business have to do with making this decision?

Jerre Stead - IHS Inc. - President & CEO

That’s a good question. Thank you. Zero from an oil standpoint.

We’ve been crystal clear where we’re at. This is the first time in my career of 221 quarterly calls that I haven’t had any questions or actually good comments about what a good quarter we delivered. So I will forget that for today but it’s very consistent with what we said we were going to do.

So it has zero impact. As you’ve heard when I talked about this morning all is going to come back and in fact by the third quarter or early of 2019 there will be a shortage again. And you can pick your number of where it will be and we’ll be back in great business.

I will say that over the years if you go back to 2009 I said that our commitment to our share owners over time was to reduce the 51% of our revenue of energy down and actually we did. We’re at about 33% now with gas and oil and this will get us down to 27%, 28% which is a good thing. And when we looked at the balance, actually if you look at the anti-cyclical pieces of our business, this together, it really plays almost in any up or down economically on a global basis.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

So that’s very positive and we’ve looked towards that for years. The answer to your first part of your question was I didn’t talk to anybody else. This was — we’re always looking at acquisitions as you know and in fact while we were busy Lance and I were busy talking we were closing two important acquisitions for our Company.

So this one was I think a deal made in heaven to be straightforward with it because it gives us the opportunity to do something nobody has ever done for our customers going forward. So the answer was nobody else. Thank you.

Operator

Anj Singh, Credit Suisse.

Anj Singh - Credit Suisse - Analyst

Hi, good morning. Thanks for taking my question. I have a multiple part question on the synergy —

Jerre Stead - IHS Inc. - President & CEO

No, no I said no ABC. So make it a long A.

Anj Singh - Credit Suisse - Analyst

Okay, I will try to make it a long A. Could you help us slice up how much of that $100 million revenue synergy is coming from Markit solutions into IHS customers, then how much from IHS solutions to Markit customers?

And then if you could just slice up what you’re assuming to accomplish in the separate years for the cost synergies it seems like you’ve got an incremental $60 million in 2018 over 2017 just trying to get a sense of what is driving that. Thanks.

Jerre Stead - IHS Inc. - President & CEO

So let’s work backwards, thanks. That was a good job. Jeff, do you want to give just the answer on the cost synergies?

Jeff Gooch - Markit Ltd. - CFO

Yes, I think as Jerre and Lance mentioned in their earlier comments in terms of the cost synergies we have about $125 million we’re targeting at the moment. We expect to deliver those. As we’re going to break those over the three years we think in a run rate basis will be $35 million in year one, $95 million in year two then bring up the $425 million in year three.

As Lance mentioned here from a business perspective there’s not a lot of overlap which is one of the fantastic things about this deal. We believe from an administrative perspective there are things that we can do to bring costs together.

I’d also both firms have had aspirations to do things in terms of lower cost, more efficient locations and we will continue to work on that strategy. So from a cost perspective, Jerre, that’s really the story.

Jerre Stead - IHS Inc. - President & CEO

Thanks Jeff. Okay, Lance, great question where the revenues are coming from, the $100 million.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Lance Uggla - Markit Ltd. - CEO

Well so we did a lot of detailed work on the revenue side building up our models. But the $100 million for us that we’re committing in the first three years this is our low-hanging fruit. It doesn’t include any of our transformative bigger things that we’ll work on and we see providing long-term growth.

But if you really want to take it down to what’s easy to do, what can people get off the ground running immediately. So Markit has nearly $100 billion of AUM against its indices built up over the last several years.

So we’re an active player in the index market. Passive investment as you know is increasing. In equities it is about 3.5% of the market but in fixed income it’s less than 1%, I think it’s a quarter of a percent.

So passive investment strategies are growing Markit’s position but the way you make money in the index base is having unique content. And Markit’s unique content is generally around our credit market expertise.

Now we’re a unique content as IHS Markit is across multiple content sets, energy, automotive, defense, aerospace, chemicals, all of economic and country risk, political risk, these are all very interesting what you’d call index overlays. So that’s going to easily drive a 1% organic growth as kind of a low-hanging fruit that we’ll go after over the next three years.

Second one that we see is very low-hanging fruit. IHS created some great products that they already sell into the finance area. But guess what, they only have 25 salespeople selling into finance.

Now we’ve got several hundreds of people selling into finance and we are going to sell IHS Vantage, MINT, global view and the products of IHS that are actually ready for financial market participants and we’ll expand the content in them to be even more valuable. So that would be the second, so throw another 1% down for the IHS products coming across.

The third 1% building up into these $100 million is Markit is positioned to lead, win and execute in know your customer and know your third-party. We’re one of one, one of two, maximum one of three players that has invested tens of millions in building out the platforms to deliver transformational change and help the industry reduce cost.

You have to realize the big financial market participants in the future, like payroll was in the late 1980s, no institution does payroll anymore. And guess what, no institution will collect corporate and financial documents to make a KYC decision. They need those but they don’t all need to collect them individually.

Not everybody is going to do a due diligence on their supply chain individually. Everybody needs to do it. So these are managed services where together 50,000 customers gives us on unparalleled competitive advantage, low-hanging fruit to accelerate the growth of those two platforms.

We also have a tax utility that we sell into the financial market that’s growing with the global need for US for FACTA but also 200 countries now signing up to common reporting standards to collect tax. We have the world’s leading tax utility, tax service led out of our offices in Andover near Boston. And guess what, we are already moving into that corporate space but in a challenging way because guess what, we don’t have any salesforce covering corporates.

Now we have hundreds. So coming up with $100 million was not a tall order. That’s a defensible, achievable, identifiable number that we hang our hats on.

But our future gains in revenue will come from taking some of our free cash flow and any additional savings that we can create and investing them back into our future. And our future will be platforms for delivery, allowing us to leverage the cloud for storage, processing and delivery and distribution to put us on unparalleled path relative to our peers and secondly which will also continue to feed into improved margins relative to the installed and the CapEx required in the old business models.

Then secondly, taking our combined content and creating new products. That’s what’s exciting for our team. When we look in the eyes of our colleagues and we say this is what our combined asset set is, that’s when it gets exciting.

It’s not just about doing what we do today. It’s about looking forward and doing things new for tomorrow that’s going to motivate and excite our employees because we’re people-based companies. And when your employees are excited your customers are excited and you make money and that’s what we plan to do.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Jerre Stead - IHS Inc. - President & CEO

Thanks, Lance. That’s a great question. The way I would think about it is we both are aware, both companies are, that we don’t usually get both credit for the upfront synergies on revenue.

We’ll demonstrate that to you clearly and consistently including showing you good examples that Lance just gave you. So he described it perfectly. That’s just the opening bell.

Thank you. Next question.

Operator

Jeff Silber, BMO Capital Markets.

Jeff Silber - BMO Capital Markets - Analyst

Thanks so much. Can you give us an indication about the specific milestones that are needed to get this deal closed and how those would be communicated to shareholders and investors? Thanks so much.

Jerre Stead - IHS Inc. - President & CEO

Yes, Todd, you start with that and I will pick up on it too.

Todd Hyatt - IHS Inc. - EVP & CFO

Well the primary approvals will be regulatory and shareholder vote and regulatory we’ll file the necessary regulatory documents over the next several weeks and we need regulatory approval I believe in the US, Germany and Russia. We don’t anticipate significant challenges because there really is very little overlap in these companies.

From a shareholder approval perspective really, the long pole in the tent will be to get the proxy, get through the SEC review process on that. It’s always hard to predict whether or not there will be comments or not.

But we think but if we lay out the timeline and look at if things go reasonably well we would hope that we’d be in a position to close this transaction in the Q3, Q4 timeframe. Anything you want to add there?

Jeff Gooch - Markit Ltd. - CFO

I think the only thing about the merger logistics just to make clear is that as a result this combination we’ll be moving to US GAAP at the moment (multiple speakers) IFRS filer. We’re also a foreign private issuer and in the current US district rules the intention is to run this as a standard US GAAP, the domestic listings (multiple speakers)

Todd Hyatt - IHS Inc. - EVP & CFO

Thanks for bringing that up. So the reporting basis will be, and IHS reporting basis as Jeff said we’ll convert Markit to US GAAP.

Year-end will continue to be 11/30 and then from a balance sheet perspective effectively Markit comes on to the IHS balance sheet via purchase accounting. So that’s how to think about it from that perspective.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Jerre Stead - IHS Inc. - President & CEO

We will put on both websites decks that we’ll be using as we visit investors and in that deck is a pretty complete, will be a pretty complete step-by-step of what we’ve got to accomplish. As I said we’re in a race now, we want to get this done because the quicker we get it done the better for our customers, the better for our share owners and the better for our colleagues.

Thanks for the question. Next.

Operator

Ashwin Shirvaikar, Citi.

Ashwin Shirvaikar - Citi - Analyst

Sorry, I was on mute. Hello. I beat the buzzer there.

Jerre Stead - IHS Inc. - President & CEO

I do it all the time Ashwin. So it’s okay.

Ashwin Shirvaikar - Citi - Analyst

The question was on revenue synergies and cross-sell. So the vision I can understand but it seems like the synergies rely a lot on product and services potentially not yet developing. In other words, this is about creating markets, not just about tapping existing ones.

So is that accurate? Can you then describe the investments needed to get to these projects or get these projects growing? And also tell me how each of your businesses performed on an organic bases during the year last downturn.

Jerre Stead - IHS Inc. - President & CEO

Fine. Great question. Go ahead.

Jeff Gooch - Markit Ltd. - CFO

This is Jeff. Why don’t I take that one, Ashwin? I think that $100 million of revenue synergies over the early years of this deal that is really around cross-selling and slightly modifying existing product.

That’s not about building anything new. We have very basic things, there are a enormous opportunities in the first six to nine months even of the deal, a couple which Lance has already mentioned.

We already have tax solutions which are used by some of the S&P 500 which Markit sells today. We have no salesforce or reach to get to the other potential customers. That is very easily fixed through this combination.

We have fantastic, unique data sets which IHS owns which are enormously valuable to financial institutions. Historically they’ve not been packaged in a way that’s financial market friendly, they’ve been packaged for their corporate and engineering customer base. Some great work happened in the last couple of years with Vanguard to change that situation, then the combination of that delivery tool with our relationships means we can rapidly accelerate the growth of putting those products in.

The final thing which Lance mentioned here on the KYC, KY3P, we always talk about those things anyway as you know. But in the index business the whole business indexes today smart beta, index overlays, finding unique perspectives on markets to make those indexes more effective, we have fantastic technology to do that already.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

What we need today to feed it as something else is brought in from this deal very quickly. So this is not about building fantastic new products. I’m sure we’re going to do that, I’m sure in future earnings calls we’ll be talking about those kind of things.

This day one stuff is real basic blocking and tackling of cross-sell, full modifications to products we think very achievable.

Jerre Stead - IHS Inc. - President & CEO

Very well said, Jeff. Thank you. Thanks, Ashwin.

Operator

Vincent Hung, Autonomous.

Vincent Hung - Autonomous Research LLP - Analyst

Hi, good morning. So maybe I missed it but is there a break fee for the transaction?

Jerre Stead - IHS Inc. - President & CEO

Actually, there is a break fee, 3.5%, and you will see that in the publicized details. Thank you.

Operator

Toni Kaplan, Morgan Stanley.

Toni Kaplan - Morgan Stanley - Analyst

Good morning. Jerre, congratulations. This is a very creative way to diversify away from energy.

Jerre Stead - IHS Inc. - President & CEO

It’s just a great step of bringing two wonderful companies together, Toni.

Toni Kaplan - Morgan Stanley - Analyst

That too. Can you give just a little bit more color on why an acquisition was the right move, not just partnering and creating indices?

And Jeff or Todd, if you could just give us the pro forma EBITDA margin on a GAAP basis for 2015 if you have it. Thanks.

Jerre Stead - IHS Inc. - President & CEO

Do you want to pick that up, Todd please? Thanks, Toni.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Todd Hyatt - IHS Inc. - EVP & CFO

On an adjusted GAAP basis, the pro forma EBITDA margin is 37%. On a GAAP basis I will need to take a minute or two to calculate it. So I will get back to you at the end of this as we cycle through a couple of calls.

Jerre Stead - IHS Inc. - President & CEO

And the first part of your question, Toni, about why did we do a merger of equals because the opportunities this gives us for scale far exceed anything we would ever find on either side of our companies if we were doing acquisitions. This one gives us scale in every way.

I had said and we’ve talked about it but if you think about I said I have never seen one like this. If we remember there’s three 20s here: a 20%-plus accretion, 20%-plus EPS growth and 20% or thereabouts of share buyback. That’s about as good as it ever gets.

So I would hope today among other things we recognize and remember that 20/20/20 and that’s a rock-solid numbers that we’re going to deliver. Thanks, Toni.

Todd Hyatt - IHS Inc. - EVP & CFO

And Toni, in the back of the deck we have the reconciliation to adjusted EBITDA for both companies so for you to do the calculations.

Jerre Stead - IHS Inc. - President & CEO

And that deck is on both websites.

Todd Hyatt - IHS Inc. - EVP & CFO

Yes, on both websites.

Jerre Stead - IHS Inc. - President & CEO

Thanks, Toni. Next question.

Operator

Jeff Meuler, Robert W. Baird.

Jeff Meuler - Robert W. Baird - Analyst

Thank you. I guess a clarifying question. What is the baseline EPS figure that you’re using that you’re building the 20% growth in 2017 and mid-teens accretion in 2018 off of? I.e., is it Markit’s current estimate, is it Markit’s current estimates on a GAAP basis?

And then the growth rates, are those all-in including underlying growth, cost synergies, revenue synergies, tax synergies, buyback, etc.? Thank you.

Jerre Stead - IHS Inc. - President & CEO

Great question.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Todd Hyatt - IHS Inc. - EVP & CFO

Yes, the underlying number for IHS that we’re building this 20% target, 20%-plus target is the midpoint of our guidance. So if you take the IHS guidance of $6.15 and convert for the exchange rate, it’s $1.73 base that we’re building that target, that 20% growth target.

For Markit where we’re using consensus which is $1.52, so Markit’s lower than IHS and obviously if IHS will be above the 20% so Markit will be well about that. And what, I’m sorry, what was the second part of the question?

Jerre Stead - IHS Inc. - President & CEO

That was it.

Operator

Paul Ginocchio, Deutsche Bank.

Paul Ginocchio - Deutsche Bank - Analyst

That was my exact question. Thank you.

Jerre Stead - IHS Inc. - President & CEO

I think that ends the questions. I would just want to say on behalf of all of us thank you very much for the attention. We look forward to getting this done as quickly as we can and delivering as we said.

I’ve never looked forward to anything more than what Lance and I are thinking about today which is go, go, go. Because this is a good one. Lance, last words.

Lance Uggla - Markit Ltd. - CEO

I think you covered it all. And as my new partner, friend, colleague and boss I’m looking forward to all of it. And —

Jerre Stead - IHS Inc. - President & CEO

That’ll work.

Lance Uggla - Markit Ltd. - CEO

You got it all said. Thank you.

Jerre Stead - IHS Inc. - President & CEO

Thank you all very much.

Eric Boyer - IHS Inc. - VP, IR

We thank you for your interest in IHS and Markit. This can be accessed via replay at 855-859-2056 or international dial-in 404-537-3406, conference ID 32163235 beginning in about two hours and running through the next couple of weeks.

In addition, the webcast will be archived for one year on our website at IHS.com and Markit.com. Thank you and we appreciate your interest and time.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Operator

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS	MARKIT
15 Inverness Way East	4th Floor, Ropemaker Place,
Englewood, CO 80112	25 Ropemaker Street, London England EC2Y 9LY
Attention: Investor Relations	Attention: Investor Relations
+1 303 397-2969	+44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

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MARCH 21, 2016 / 12:00PM GMT, IHS - IHS Inc to Merge with Markit Ltd and Q1 2016 Earnings Call

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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